Exhibit 16.1

December 15, 2020

Office of the Chief Accountant

Securities and Exchange Commission

Mail Stop 6561

100 F Street N.E.

Washington, D.C. 20549

RE: Thunder Energies Corporation Changes in Registrant’s Certifying Accountant

We have read the statements of Thunder Energies Corporation pertaining to our firm included under Item 4.01 of Form 8-K dated December 15, 2020 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned “Changes in Registrant’s Certifying Accountant,” of the Current Report on Form 8-K of Thunder Energies Corporation and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

Daszkal Bolton LLP

Certified Public Accountants

Fort Lauderdale, Florida